INVEST IN **BEPO**

Helping Unlock Billions in Uncaptured Cash Tips

getbepo.co   Oakland, CA   𝕏 in ⃝

| Technology | Fintech & Finance | Notable Angel | SaaS | Mobile Apps |

Highlights



Notable Angel
Raised $25k or more from a notable angel investor

Repeat Founder
Founder has started a previous company funded with $2M+

1   Bepo has increased the average tip a service worker receives by 220%

1   Bepo has increased the average tip a service worker receives by 220%.

2   The platform is growing quickly with 1,100+ workers in a matter of months.

3   Businesses and service workers are using Bepo to accept tips in 44 US states & 8 Canadian provinces.

4   We have existing investors from Google, McKinsey, Docusign, World ID and more.

5   Bepo was founded by a Serial Entrepreneur with three prior exits.

Featured Investors



Brendan Thomas

Invested **$50,000** ⓘ

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Syndicate Lead
Silicon Valley Finance Executive and Angel investor

"As an Angel I invest in people and markets - in Bepo, I see both. Ian is a serial entrepreneur that I've invested with before, had success with and I am excited to trust him with my money again. The tipping economy is enormous and is desperately in need of a solution as cash disappears from our economy and service workers struggle to make ends meet without cash tips. The team at Bepo, both Ian and Frank, have built a great platform and I'm confident they will win."



Kevin Fulmer

Invested **$1,500** ⓘ

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Crowdfunding investor of 6+ years, founder of the CROWDSCALE blog
crowdscale.beehiiv.com

"This startup has so much that I look for in a company. Benefits all related parties:

customers, workers, business. Natural organic growth spurred by workers turning into brand ambassadors. Lean team: Sweeney has one other full-time employee and a few contractors. Attractive business model given low company costs. Strong moat possible if they can scale adequately....and lots more in my investment memo!"

View Investment Memo

Our Team



Ian Sweeney CEO & Founder

A serial entrepreneur with 3 prior exits, Ian founded Bepo with the vision of uplifting service worker and service businesses through the power of tipping. Ian is a product guy having launched widely-used products in consumer, SMB and enterprise spaces.



Frank Cassidy Head of Business Development

Frank is an executive leader with BD, Sales and Customer Success experience in US and Europe.



Scott Walchek Advisor

Scott has helped build and lead technology start-ups for nearly 40-years spanning finance, insurance, internet search, e-commerce and entertainment. He's now actively reinvesting his 80,000 hours of experience into startups founders and their teams.



Aaron Mayerson Advisor

Aaron is an accomplished technologist who's experience spans both technology and business building as CTO at Travellers Insurance, Trov and CID Management

The all-in-one digital tipping platform.

Service workers represent the largest segment of the working poor in the US. Cash tips used to be a reliable source of additional income for those workers. Bepo is growing very quickly by solving service workers' problem of disappearing cash tips.



Growth in tipping engagement

Traditionally half of all tips are paid in cash, because when somebody is bringing bags to your room, or carrying a big box to your front door, or parking your car there isn't a simple way to tip them without cash. But we don't carry cash anymore so those tips are decreasing. That's a huge issue for the 20M tippable service workers who rely on those tips to make ends meet. It's also a big challenge for their employers who are under pressure to pay more to replace those tips.

Bepo is revolutionizing tipping by bringing a seamless, digital solution to the millions of service workers and businesses whose tips are disappearing as cash disappears.

The U.S. tipping economy is approximately $170 billion annually. We often think of tipping happening exclusively in restaurants and bars where tips can be added to a credit card receipt. That segment makes up approximately $92B of the tipping economy, leaving an $80 billion unserved segment where cash is the only way to tip. Think delivery, home services, valet parking, tour guides, instructors, entertainers and more. It's increasingly difficult for those hard working people to receive tips for their great service.

Bepo addresses this challenge with its all-in-one digital platform, that enables workers and businesses to easily accept tips from all of the major digital payment methods with a tap of a phone.



By offering an easy-to-use solution, Bepo helps workers increase their income and financial security, while enabling businesses to streamline tipping, improve customer relationships, and boost staff retention.

The Problem

Decline of cash

Service workers face significant challenges in capturing tips without a simple, fast way for consumers to tip digitally. In many of these sectors

simple, fast way for consumers to tip digitally. In many of these sectors —ranging from home services to personal care—cash was once the primary method for tipping, but as society shifts towards digital payments, workers are increasingly left without a reliable way to receive gratuities.

Business-Grade Needs

Service businesses rely on their staff to deliver a great guest experience, and gratuities are a great way to reward great service. But administering a staff tipping program is time consuming and complicated for businesses. They need a business-grade tipping solution that can capture a wide variety of payment methods, can manage on-boarding and off-boarding staff, can handle tip-pool logic and can provide the reporting necessary to meet payroll and tax obligations.

Alternatives don't exist

Traditional Peer-to-peer payment platforms like Venmo and PayPal can be used by customers to give workers a tip, but they are not fit-for-purpose. Allowing staff to accept tips on their personal P2P accounts creates two significant liabilities for the business; a tax liability and a privacy liability. Businesses have an obligation to report tips for tax purposes and tips accepted on a personal P2P app are not easily accessible or reportable by the business. By their nature, person-to-person payments require each party to divulge their full identity thus creating privacy concerns for both the tipping customer and the service staff.

The Market

$170B Tips Annually



No solution
80B
92B
Hospitality POS
Fine-Dining
Fast Casual Dining
Cafe
Bars
etc.
There is an Untapped $80B Tipping Opportunity

The market is hiding in plain sight. Bepo serves a huge, diverse market from home services to field services to hospitality and entertainers. There are 20 million tippable service workers and 4.5 million service businesses. This long-tail market is both massive and diverse, requiring a flexible solution that ensures workers can easily receive the tips they deserve.

Home Services



Home Services
Hospitality & Personal Care
Coaches & Instructors
Delivery & Rideshare
Moving
Reward movers quickly with Bepo—turning new houses into homes.
Cleaning
Show appreciation for clean spaces; Bepo makes tipping your crew effortless.
Landscaping
Thank landscapers with ease; Bepo's digital tips reflect your outdoor pride.
HVAC
Thank HVAC experts for comfort with Bepo's quick, digital tips.
Electricians
Light up your electricians' day —Bepo brings hassle-free tipping.
Plumbers
Applaud your plumbers' work; Bepo offers a slick tip with a click.
Pest Control
Express relief with Bepo—tip pest control pros in a few seconds.
Handyman
Acknowledge handyman fixes; Bepo simplifies tipping on the go.

Hospitality & Personal Care


Home Services
Hospitality & Personal Care
Coaches & Instructors
Delivery & Rideshare
Hotels & Resorts
Enhance guest experiences with streamlined digital gratuity options.
Bed & Breakfasts
Offer a touch of comfort with quick, appreciative tip payments.
Hair & Beauty Salons
Show appreciation for beauty services with an instant digital tip.
Spa & Massage
Effortlessly reward the tranquility and care provided in your session.
Nail Salons
A simple tap to tip complements the perfect nail service experience.
Barber Shops
Digital tipping made easy for stylish cuts and professional trims.
Wellness Retreats
Wellness excellence is just a tap away with easy digital tipping.
Fitness Studios
Support and reward your fitness journey with instant digital gratitude.

Coaches & Instructors


Home Services
Hospitality & Personal Care
Coaches & Instructors
Delivery & Rideshare
Golf
Drive appreciation—Bepo ensures your golf pros are rewarded with ease.
Tennis
Ace the game—Bepo's quick tips are a perfect match for your coaches.
Personal Fitness
Strengthen support—Bepo's seamless tipping tones up trainer gratitude.
Yoga
Pose thanks—Bepo eases the flow of tips to your serene yoga guides.
Dance
Step up rewards—Bepo's quick tips keep pace with your dance mentors.
Music
Tune into generosity—Bepo harmonizes the way you tip music instructors.
Language
Speak gratitude—Bepo's fast tips converse well with language coaches.
Art
Paint appreciation—Bepo delivers a masterpiece in easy instructor tipping.

Delivery & Rideshare


Home Services
Hospitality & Personal Care
Coaches & Instructors
Delivery & Rideshare
Restaurant Delivery
Couriers
Grocery Delivery
Ride Share



the tips as delightful as the meal.

speedy gratuity—Bepo delivers the thanks as fast as your parcels.

Fresh appreciation—Bepo ensures your grocery heroes are well thanked.

Moving thanks—Bepo ensures your journey's pilots are aptly appreciated.

Medical Transportation

Caring compensation—Bepo honors the compassion of your care drivers.

Pet Transportation

Pawsitive praise—Bepo spreads the love to those who transport your furry friends.

Airport Transport

Jet-set gratitude—Bepo makes sure your airport rides are rewarded

Package Delivery

Parcel props—Bepo lets you easily thank those who deliver your essentials.

The Bepo Solution

Easy Digital Tipping

Bepo offers a simple, yet powerful, solution for service workers and businesses to capture tips in today's increasingly cashless world.

Through Bepo, workers and businesses can generate a QR code, link or tap-to-tip token. Customers scans the QR code, click the link or tap the tap-to-tip token. The worker's profile appears, allowing the customer to select their preferred digital payment method—whether it's PayPal, Venmo, Google Pay, Apple Pay, or a credit card. The customer also provides feedback in the form of a rating and comment. This streamlined process enables tippers to tip quickly and easily in less than thirty seconds.




PayPal
Pay
VISA
venmo
G Pay

Reviews

The workers and business can track these reviews and ratings from the Bepo Dashboard. Our AI instantly notifies the business manager about negative reviews allowing the manager to resolve the issue with the customer before it becomes a negative review online. giving them insights into their performance and customer satisfaction over time. When the AI identifies a positive review, the customer is encouraged to post the review publicly to increase the reputation of the business.


BEPO
Steve | @stevejones
Delivery Driver
How did I do?
Leave a note
$10
$5
Other
$5
Pay
G Pay


PayPal
venmo

A Business-Grade Solution

For businesses, Bepo provides tools to streamline the administration of a staff tipping program including making it easy to track and report tips from an accounting and tax perspective. Bepo also provides business intelligence data to track tips across various employees, monitor tip amounts, review trends, and tipping frequency, allowing businesses to assess individual worker performance and overall service quality. For enterprise business, Bepo offers an embedded tipping API which allows the Bepo tipping experience to be embedded in the large businesses customer experience at scale.


Team Performance Dashboard
Tips in Last 30 Days ($)
Tips
$11431
Members
0
Reviews
1
Avg. Review
0.00
Performance By Team
MacBook Pro

Revenue Model

Transaction Fee

Bepo operates on a dual revenue stream, capitalizing on both

Bepo operates on a dual revenue stream, capitalizing on both transaction fees and subscription services. The first component is up to a **2% transaction fee** applied to each tip processed through the platform. With an estimated $80 billion untapped tipping market outside the food and beverage sector, Bepo's transaction fee model has the potential to generate up to $1.6 billion in revenue annually. This fee ensures that as workers capture more of the tips they deserve, Bepo shares in the value being created across a diverse range of industries.

Subscription Fee

The second component is a **$10 monthly subscription fee per worker** paid by the business, which provides access to Bepo's dashboard and advanced features like tip tracking, review management, configuration of the tipping experience and performance analytics. With 20 million service workers in sectors such as delivery, home services, and salons, this subscription model offers the potential to generate an additional $2.4 billion annually. This recurring revenue stream positions Bepo for steady and scalable growth, as more workers adopt the platform.

Total Addressable Market

Together, these revenue streams give Bepo a **total addressable market (TAM) of $4 billion**, providing a significant opportunity for growth. Bepo's business model is designed to capture both individual tip transactions and long-term subscriptions, ensuring financial sustainability while empowering service workers and businesses to modernize the way they handle tipping.

Transaction Revenue

Subscription Revenue








2% of tips
X
$80B
= $1.6B
Transaction Fee
Tipping Market
$10 /mthly worker
X
20M
= $2.4B
Subscription Fee
Workers
$4B TAM

Bepo Growth Flywheel

Targeting Businesses First

Bepo’s growth strategy is driven by building momentum through both businesses and workers, creating a powerful flywheel effect that accelerates growth over time. We sell directly to the businesses, who distribute Bepo to their staff with a simple proposition; we've signed up for Bepo and you're going to get more tips. The workers receive a free Bepo account and they are newly reminded of the value to them of providing great service.



Businesses
Retention & Lower Costs
Growth
Workers
Income
Tip-Givers
Delight

Organic Growth Through Worker and Customer Referrals

This creates a natural, organic growth cycle: workers who experience the benefits of Bepo recommend it to peers and bring the platform to new jobs and industries, further expanding its reach. Simultaneously, satisfied tip-givers share their positive experiences, helping to drive adoption. With **75% of workers recommending Bepo**, word of mouth propels the platform's growth across various sectors, reinforcing its reputation as a valuable tipping tool.

Long-Term Path to Scale

Our goal is to grow to over $100M in Annual Recurring Revenue and we'll get there growing to 217,000 workers by Year 5, representing just 4% of the total service workforce. As this flywheel accelerates, businesses will see improved worker retention, reduced operational costs, and enhanced customer satisfaction. Workers, in turn, see higher income, and tip-givers enjoy a modern, seamless tipping experience—all of which fuel Bepo's path to scale and long-term success.


810k Workers
4% of service workers
$124M
217k
41k
$32M
21k
2k
$6M
$3.1M
$0.2M
Yr1
Yr2
Yr3
Yr4
Yr5
Cities
1
2
3
5
8

Businesses	12	1,750	5k	29k	112k (2.5%)

(projections not guaranteed)

Bepo Traction

The Numbers

Launched less than 12 months ago, Bepo is making great strides in unlocking the $80 billion untapped tipping market, transforming the way service workers earn tips. With 1,100+ **workers** actively using the platform and operating across 42 U.S. states and 8 Canadian provinces, Bepo is demonstrating its potential to scale rapidly.

With a **479% CAGR** in worker adoption and a **560% increase** in tipping volume, Bepo has seen transformative growth for its users. The **average tip amount per worker has increased by 180%**, boosting the income of service workers who depend on tips. Bepo also has a strong pipeline of potential partnerships, including marquee hotel brands, national tour-operators and delivery platforms, which underscores the growing interest in a unified digital tipping solution.

Customer Stories

Customers are at the heart of Bepo's success, and we wouldn't be anywhere without them. To date, businesses, workers, and tippers alike have shared how Bepo has made a real difference in their lives. Whether it's helping businesses better manage tips, boosting workers' incomes, or providing a seamless tipping experience for customers, the impact has been felt across the board.

Customer stories and testimonials are a big part of what drives Bepo forward. For instance, **Store2Door** has partnered with Bepo to improve

forward. For instance, Store2Door has partnered with Bepo to improve driver satisfaction, making tipping easier and more rewarding.

"Partnering with Bepo is an essential step for StoreToDoor. This partnership will not only streamline operations but elevate the well-being and job satisfaction of our drivers, making them the true driving force behind our mission"

Scott Love
CEO, StoreToDoor



How does Bepo benefit Store to Door

Watch later   Share

Watch on ▶ YouTube
Scott Love

In Closing

Traditionally, service workers providing physical labor and specialized services were at the heart of tipping culture, but this is being abused by automatic restaurant and tablet tipping. Bepo is on a mission to support these hardworking professionals who we have long liked to tip for their hard work, attention to detail and great service.

This is just the beginning of where we're going with Bepo. We're on a mission to support the often forgotten cash-tipped service workers and their employers by helping them re-capture the tips they deserve.

With a massive $80 billion untapped market, proven traction, and a strong business model, Bepo is positioned for sustained growth and success. Our recurring revenue from transaction fees and subscriptions ensures long-term financial stability as we expand into new markets.

By investing in Bepo, you're not only supporting a company with immense market potential, but you're also helping empower millions of service workers, boosting their income and financial resilience.

We're raising this capital to fuel our growth goals; onboard 300 businesses and 4,000 workers, and reach $500k in annual recurring revenue (ARR). These funds will drive product enhancements, business development, and marketing, especially in industries with a high concentration of service workers.

We have a strong roadmap for product development and a talented team committed to delivering long-term value and success for our customers, partners, and investors. Join us in revolutionizing tipping and unlocking this incredible opportunity to reshape the service industry.